EXHIBIT 99.1

Internet Gold Receives Non-Compliance Notice From Nasdaq Regarding Maintenance of a Minimum Market Value of Publicly Held Shares of $5,000,000

Ramat Gan, Israel, June 03, 2019 (GLOBE NEWSWIRE) —  Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD), a holding company whose principal asset is a 51.95% stake in B Communications Ltd. (“B Communications”)  (NASDAQ and TASE: BCOM), our subsidiary that owns 26.34% of Bezeq The Israel Telecommunications Corporation Limited, the leading communication group in Israel (TASE: BEZQ), today reported that it received a notice from the Listing Qualifications Department of Nasdaq advising the Company that it is not in compliance with Rule 5450(b)(1)(C) requiring maintenance of a minimum market value of publicly held shares (MVPHS) of $5,000,000.

The Company has a 180 days' period, until December 2, 2019, to regain compliance with the $5,000,000 MVPHS. If the MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, the Company will regain of compliance and the matter will be closed.

In the event the Company does not regain compliance with the Rule prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market, subject to meeting the Nasdaq Capital Market’s continued listing requirements.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000